

November 28, 2022

Matt Lopez
Chief Financial Officer
Strategic Student & Senior Housing Trust, Inc.
19900 MacArthur Blvd, Suite 250
Irvine, CA 92612

      Re: Strategic Student & Senior Housing Trust, Inc.
           Form 10-K for the fiscal year ended December 31, 2021
           Filed March 22, 2022
           Form 10-Q for the quarterly period ended September 30, 2022
           Filed November 10, 2022
           File No. 333-220646

Dear Matt Lopez:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended September 30, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

1.   We note your disclosure that inflation and increases in interest rates continue to impact your operating expenses. Please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by inflation and increases in interest rates.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Shannon Menjivar, Accounting Branch Chief, at (202) 551-3856 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction